Exhibit 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

February 16, 2020

To:	To:
The Tel Aviv Stock Exchange Ltd.	Israel Securities Authority

Immediate Report: Submission of Offer for Purchase of Golan Telecom Ltd.

Tel Aviv, Israel – February 16, 2020 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ) (“Bezeq”) reported today that on February 16, 2020, its subsidiary Pelephone Communications Ltd. (“Pelephone”) submitted a conditional offer for the purchase of the entire ownership and control in Golan Telecom Ltd. (“Golan”) totaling NIS 710 million. This offer is valid until April 15, 2020 and is subject to the fulfillment of various conditions, including the signing of a binding agreement regarding the terms to be agreed upon (insofar as such are agreed upon), provided they are approved by Pelephone’s Board of Directors and by Bezeq’s Board of Directors.

Golan is Pelephone’s competitor.

It should be clarified that, insofar as such a binding agreement is signed at the end of the process, its implementation would be subject to various regulatory approvals, including by the Israel Ministry of Communications and by the Israel Commissioner of Economic Competition.

Sincerely,
Bezeq The Israel Telecommunications Corporation Ltd.

The above information constitutes a summary and translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.